UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rover Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Adam H. Clammer

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Mark Brod, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

July 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Nebula Caravel Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,373,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,373,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,373,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,373,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,373,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,373,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,373,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,373,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,373,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,373,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. James H. Greene Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,373,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,373,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with acquisitions by them of Common Stock (as defined below) on July 30, 2021. The Reporting Persons previously reported their beneficial ownership over securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of Rover Group, Inc., a Delaware corporation (“Rover” or the “Issuer”). The principal executive offices of the Issuer are located at 720 Olive Way, 19th Floor, Seattle, WA 98101.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1. Nebula Caravel Holdings, LLC, a Delaware limited liability company (“Nebula Caravel Holdings”),

2. True Wind Capital II, L.P., a Delaware limited partnership,

3. True Wind Capital II-A, L.P., a Delaware limited partnership (together with True Wind Capital II L.P., “True Wind Capital II”),

4. True Wind Capital GP II, LLC, a Delaware limited liability company (“True Wind Capital GP II”),

5. Adam H. Clammer, a United States citizen, and

6. James H. Greene, Jr., a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The managers of Nebula Caravel Holdings are True Wind Capital II. The general partner of True Wind Capital II is True Wind Capital GP II. Mr. James H. Greene and Mr. Adam H. Clammer are the managing members of True Wind Capital GP II.

The principal business of Nebula Caravel Holdings is to invest in securities of the Issuer. The principal business of True Wind Capital II is to serve as the manager of Nebula Caravel Holdings and to manage investments through other partnerships and limited liability companies. The principal business of True Wind Capital GP II is to serve as the general partner of True Wind Capital II and to manage investments through other partnerships and limited liability companies. Mr. Greene and Clammer are the managing members of True Wind Capital GP II and serve in similar capacities with respect to other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o True Wind Capital, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(d) and (e) None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

In September 2020, the Issuer, f/k/a Nebula Caravel Acquisition Corp. (“Nebula Caravel”), issued 7,906,250 shares of its Class B common stock (the “Founder Shares”) to the Nebula Caravel Holdings for $25,000 in connection with the Issuer’s organization. Nebula Caravel Holdings subsequently transferred 25,000 Founder Shares to each of the four independent directors of the Issuer, in each case at the same per-share purchase price paid by Nebula Caravel Holdings. In November 2020, Nebula Caravel Holdings surrendered 718,750 Founder Shares for no consideration. Further, as a result of the Issuer’s underwriters’ partial exercise of its overallotment option on December 11, 2020, the Sponsor surrendered 312,500 Founder Shares for no consideration, resulting in Nebula Caravel Holdings holding an aggregate of 6,775,500 Founder Shares.

Simultaneous with the closing of the Issuer’s December 2020 initial public offering, Nebula Caravel Holdings purchased an aggregate of 5,166,667 private warrants at a price of $1.50 per warrant (for a total purchase price of $7,750,000) from the Issuer on a private placement basis (such warrants the “Private Warrants”, the purchase agreement for the Private Warrants the “Private Placement Warrants Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D. Each Private Warrant may be exercised to purchase the Issuer’s Common Stock at a purchase price of $11.50 per share beginning December 11, 2021.

On February 10, 2021, the Issuer entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) by and among Nebula Caravel, Fetch Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and A Place for Rover, Inc. (d/b/a Rover), a Delaware Corporation (“Legacy Rover”), which provided for Merger Sub to merge with and into Legacy Rover, with Legacy Rover surviving as the surviving company and as a wholly-owned subsidiary of Nebula Caravel (together with the other transactions described in the Business Combination Agreement, the “Merger”). On July 30, 2021 (the “Closing Date”), pursuant to the Business Combination Agreement, the Issuer consummated the Merger following the approval at a special meeting of the stockholders of Nebula Caravel held on July 28, 2021 (the “Special Meeting”). On the Closing Date, the Issuer changed its name from Nebula Caravel Acquisition Corp. to “Rover Group, Inc.”

Pursuant to the terms of the transactions contemplated by the Business Combination Agreement, 975,874 of the 6,775,000 Founder Shares held by Nebula Caravel Holdings prior to the Business Combination were forfeited in connection with the transactions and the remaining 5,799,126 Founder Shares were converted into 5,799,126 shares of the Issuer’s Common Stock. Of these 5,799,126 shares of the Issuer’s Common Stock, 2,461,625 shares are unvested and therefore remain subject to transfer restrictions until the volume weighted average price (“VWAP”) of the Issuer’s Common Stock exceeds certain price thresholds as described below. The unvested shares held by Nebula Caravel Holdings will vest as follows: (i) 984,650 shares of Common Stock, if prior to or as of the seven-year anniversary of the Closing Date, the VWAP is greater than or equal to $12.00 over any 20 trading days within any 30-trading day period; (ii) 984,650 shares, if prior to or as of the seven-year anniversary of the Closing Date, the VWAP is greater than or equal to $14.00 over any 20 trading days within any 30-trading day period and; (iii) 492,325 shares, if prior to or as of the seven-year anniversary of the Closing Date, the VWAP is greater than or equal to $16.00 over any 20 trading days within any 30-trading day period. In the event of a change of a control of the Issuer, all of the unvested shares of the Issuer’s Common Stock held by Nebula Caravel Holdings will vest.

Additionally, pursuant to the terms of the transactions contemplated by the Business Combination Agreement, 2,592,503 of the 5,166,667 Private Warrants held by Nebula Caravel Holdings prior to the Business Combination were forfeited in connection with the transactions and Nebula Caravel Holdings is required to exercise the remaining 2,574,164 Private Warrants upon notice from the Issuer if the VWAP is greater than or equal to $18.00 over any 20 trading days within any 30-trading day period.

Additionally, in connection with the Business Combination, Nebula Caravel Holdings purchased 8,000,000 shares of Common Stock at a price of $10.00 per share. The source of funds required for the purchase of the securities described herein were from general funds available to Nebula Caravel Holdings, including capital contributions from equityholders of Nebula Caravel Holdings or its affiliates and for cash management purposes in advance of an anticipated capital call, borrowings by True Wind Capital under its existing revolving credit facility.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the Business Combination Agreement which is filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Item 4.	Purpose of the Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the securities reported herein for investment purposes. Pursuant to the Investor Rights Agreement (the “Investor Rights Agreement”), dated as of July 30, 2021, by and among the Issuer, Legacy Rover, Nebula Caravel Holdings and the other Company Investors (as defined therein), Nebula Caravel Holdings has the right to designate one board representative subject to certain conditions. Mr. Adam Clammer, Founding Partner of True Wind Capital Management, L.P., was appointed to serve as a member of the board of directors of the Issuer.

Consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional shares of Common Stock or securities convertible, exchangeable or exercisable for or into shares of Common Stock or dispose of any or all of the shares of Common Stock (including, without limitation, distributing some or all of such shares of Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Common Stock to affiliated transferees, or the entry into a transaction in connection with a permitted financing, in each case in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Common Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Investor Rights Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell shares of Common Stock utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Nebula Caravel Holdings is the beneficial holder of 16,373,290 shares of the Issuer’s Common Stock as of the date hereof. This number includes 2,574,164 shares of Issuer’s Common Stock issuable upon exercise of warrants which will become exercisable December 11, 2021. As described in Item 3 above, 2,461,625 of such shares of Common Stock are unvested and remain subject to transfer restrictions pending the satisfaction of certain performance-based vesting conditions.

The percentages of beneficial ownership in this Schedule 13D are based on 157,199,138 shares of Common Stock issued and outstanding as of August 5, 2021, as reported in the Issuer’s 8-K filed with the Securities and Exchange Commission on August 5, 2021, plus the number of shares of Common Stock underlying the warrants described herein.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Private Placement Warrants Purchase Agreement

On December 9, 2020, concurrently with the closing of the Issuer’s initial public offering (the “IPO”), Nebula Caravel Holdings purchased an aggregate of 5,166,667 Private Warrants pursuant to a private placement in connection with the IPO. Nebula Caravel Holdings paid a purchase price of $1.50 per Private Warrant, for a total purchase price of $7,750,000. Each Private Warrant may be exercised to purchase Common Stock at a purchase price of $11.50 per share beginning December 11, 2021.

Pursuant to the terms of the transactions contemplated by the Business Combination Agreement, 2,592,503 Private Warrants of the 5,166,667 Private Warrants held by Nebula Caravel Holdings prior to the Business Combination were forfeited in connection with the transactions. The remaining 2,574,164 Private Warrants will become exercisable August 30, 2021.

The foregoing description of the Private Placement Warrants Purchase Agreement is qualified in its entirety by reference to the Form of Private Placement Warrants Purchase Agreement which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Investor Rights Agreement

On July 30, 2021, the Issuer entered into the Investor Rights Agreement with Legacy Rover, Nebula Caravel Holdings and the other Company Investors (as defined therein).

Board Designations

Pursuant to the Investor Rights Agreement, Nebula Caravel Holdings has the right to designate one board representative until it reduces its beneficial ownership in the Issuer below 3,718,750 shares of Common Stock. Pursuant to the terms of the Investor Rights Agreement, the Issuer appointed one designee of Nebula Caravel Holdings, Adam H. Clammer, to the board of directors of the Issuer.

Registration Rights

Pursuant to the terms of the Investor Rights Agreement, Nebula Caravel Holdings will have the right to require the Issuer to register the offer and sale of their shares, or to include their shares in any registration statement Issuer files. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, Nebula Caravel Holdings may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of Common Stock of the Issuer held by Nebula Caravel Holdings. The Investor Rights Agreement also provides Nebula Caravel Holdings with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Form of Investor Rights Agreement which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Lock-up Agreement

On July 30, 2021, the Issuer entered into the Lock-up Agreement with Legacy Rover, Nebula Caravel Holdings and the other Company Investors (as defined therein).

The Lock-Up Agreement provides for the Issuer’s Common Stock held by the Holders to be subject to a 6-month lock-up, during which, subject to certain exceptions, they will not, directly or indirectly, sell, transfer or otherwise dispose of such shares.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Form of Lock-up Agreement which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Business Combination Agreement and Plan of Merger, dated as of February 10, 2021, by and among the Issuer, Merger Sub and Legacy Rover (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on February 11, 2021)

C.	Form of Private Placement Warrants Purchase Agreement between the Issuer and Nebula Caravel Holdings (incorporated by reference to Exhibit 10.6 to the Issuer’s Form S-1/A filed on December 1, 2020)

D.	Form of Investor Rights Agreement between (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on February 11, 2021)

E.	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on February 11, 2021)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

NEBULA CARAVEL HOLDINGS, LLC

By:	True Wind Capital II, L.P., its manager

By:	True Wind Capital II-A, L.P., its manager

By:	True Wind Capital II GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II, L.P.

By:	True Wind Capital GP II, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II-A, L.P.

True Wind Capital GP II, LLC,
its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL GP II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.